

April 14, 2011

Mr. Stephen B. Tanger
President and Chief Executive Officer
Tanger Factory Outlet Centers, Inc.
3200 Northline Avenue, Suite 360
Greensboro, NC 27408

>   **Re: Tanger Factory Outlet Centers, Inc.**
>   **Form 10-K for the Year Ended December 31, 2010**
>   **File No. 1-11986**
>   **Tanger Properties Limited Partnership**
>   **Form 10-K for the Year Ended December 31, 2010**
>   **File No. 333-3526-01**

Dear Mr. Tanger:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Significant Property, page 24

1.   In future periodic filings, please clarify how the annualized base rent per square foot disclosure accounts for concessions, abatements, and reimbursements. If the rental disclosure does not account for abatements or concessions, please quantify the effective rentals after subtracting the adjustments from contractual rents.

Management's Discussion and Analysis of Financial Condition…, page 32

2.   Please advise us whether you consider same center NOI a key performance indicator. We may have further comment.

3.   We note your disclosure in the fourth paragraph on page 33 regarding the increase in base rent. In future periodic filings, please balance such disclosure with a description of leasing costs, tenant improvement costs, and leasing concessions per square foot.

4.   In future periodic filings, please provide a discussion of your changes in net income or tell us why such disclosure is not material.

5.   In future periodic filings, please include additional analysis of your capital expenditures by breaking down total capital expenditures between new development, redevelopment/ renovations, tenant allowances and other capital expenditures by year. In addition please provide a narrative discussion for fluctuations from year to year and expectations for the future.

Current Developments and Dispositions, page 44

6.   In future periodic filings, please explain whether the development costs include leasing costs for the properties in the initial development stage.

Notes to Consolidated Financial Statements, page F-13

Note 9 – Debt of the Operating Partnership, page F-28

7.   Please tell us how you determined it was appropriate to record a gain on early extinguishment of debt related to the settlement of the exchange offer in May 2009. In your response, please cite the authoritative literature upon which you relied.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Attorney-Advisor, at (202) 551-3585 or Tom Kluck, Legal Branch Chief, at (202) 551-3233 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief